BASIS OF PRESENTATION

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the "Transactions," and this offering. See "The Transactions" for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions and this offering.

As used in this prospectus, unless the context otherwise requires, references to:

- "we," "us," "our," the "Company," "PetIQ" and similar references refer: (i) following the consummation of the Transactions and this offering, to PetIQ, Inc., a Delaware corporation, and, unless otherwise stated, all of its subsidiaries, including PetIQ Holdings, LLC, a Delaware limited liability company, which we refer to as "HoldCo," and PetIQ, LLC, an Idaho limited liability company, which we refer to as "OpCo," and, unless otherwise stated, all of its subsidiaries and (ii) on or prior to the completion of the Transactions and this offering, to HoldCo and, unless otherwise stated, all of its subsidiaries.

- "Certain Sponsors" refer to, collectively, Eos Capital Partners IV, L.P., Eos Partners, L.P., and Highland Consumer Fund 1-B Limited Partnership, which prior to the Transactions are the owners of the Sponsor Corps and will contribute the Sponsor Corps (which hold 7,523,839 LLC Interests) to us in exchange for 5,615,981 shares of Class A common stock and $28.6 million of preference notes (the "Certain Sponsor Preference Notes") in connection with the consummation of this offering. The Certain Sponsors are affiliated with Eos Partners and Porchlight Equity Partners. See "Prospectus Summary—Our Equity Sponsors."

- "Sponsor Corps" refer to, collectively, ECP IV TS Investor Co., Eos TS Investor Co. and HCP—TS Blocker Corp, each an owner of HoldCo prior to the Transactions that will become our wholly owned subsidiary after giving effect to the Transactions. The Certain Sponsors, prior to the Transactions, are the owners of the Sponsor Corps.

- "Continuing LLC Owners" refer to the owners of HoldCo prior to the Transactions (other than the Sponsor Corps and the Employee Owners) who will sell to PetIQ 1,589,642 LLC interests for an aggregate of $23.8 million of preference notes (the "Continuing LLC Owner Preference Notes" and, together with the Certain Sponsor Preference Notes, the "Preference Notes") and receive an aggregate of 8,401,521 shares of Class B common stock, equal to the number of LLC Interests they continue to own after the Transactions and who may, following the consummation of this offering, exchange their LLC Interests and Class B common stock for shares of our Class A common stock as described in "Certain Relationships and Related Party Transactions—HoldCo Agreement." The Continuing LLC owners includes entities affiliated with Porchlight Equity Partners and Clarke Capital Partners. See "Prospectus Summary—Our Equity Sponsors."

- "Employee Owners" refer to certain of our employees who will exchange 419,102 LLC interests for 419,102 shares of Class A common stock.

- "LLC Interests" refer to the single class of newly issued common membership interests of HoldCo.

PetIQ is a holding company and will be the sole managing member of HoldCo. HoldCo is a holding company and the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. Upon the completion of this offering and the application of proceeds therefrom, PetIQ's principal asset will be LLC Interests of HoldCo held directly and indirectly. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes. PetIQ will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

- *PetIQ.* Other than the balance sheets, dated as of March 31, 2017, December 31, 2016 and February 29, 2016, the historical financial information of PetIQ has not been included in this prospectus. This entity has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

- *OpCo.* As we will have no other interest in any operations other than those of OpCo and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OpCo and its subsidiaries.

Increase Number of Products with Existing Retailers. We conduct business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers. These leading retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses as we pursue our growth plans because of our recent substantial investments in our corporate infrastructure.

Recent Developments

Preliminary Financial Results for the Three Ended June 30, 2017

Our preliminary estimated unaudited financial results that we expect to report as of and for the three months ended June 30, 2017 are set forth below. We have not yet closed our books as of and for the three months ended June 30, 2017. The preliminary estimated financial results included in this prospectus have been prepared by and are the responsibility of PetIQ's management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. Estimates of results are inherently uncertain and subject to change and we undertake no obligation to update this information. Our estimates contained in this prospectus may differ materially from actual results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Actual results remain subject to the completion of management's final review. The estimates set forth below were prepared by our management and are based upon a number of assumptions. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates," "Risk Factors—Risks Related to Our Business and Industry" and "Forward-Looking Statements."

These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months ended June 30, 2017 are not necessarily indicative of the results to be achieved in any future period. Our condensed consolidated financial statements and related notes as of and for the three months ended June 30, 2017 are not expected to be filed with the SEC until after this offering is completed.

Net Sales

For the three months ended June 30, 2017, we expect to report net sales in the range of $85.0 million to $87.0 million as compared to $61.3 million for the three months ended June 30, 2016. The increase in net sales was due primarily to sales to new customers, growing sales to existing customers and the launch of new products.

Net Income

For the three months ended June 30, 2017, we expect to report net income in the range of $5.6 million to $6.0 million as compared to $0.6 million for the three months ended June 30, 2016. The increase in net income was due primarily to the increase in net sales, an increase in gross margin resulting from product mix and lower general and administrative costs as a percentage of sales.

Adjusted EBITDA

For the three months ended June 30, 2017, we expect to report Adjusted EBITDA in the range of $7.1 million to $7.6 million as compared to $4.1 million for the three months ended June 30, 2016. The increase in Adjusted EBITDA was due primarily to the increase in net sales and lower general and administrative costs as a percentage of sales. Adjusted EBITDA is a non-GAAP financial measure. The following table reconciles preliminary net income, the most comparable GAAP measure, to preliminary Adjusted EBITDA:

	THREE MONTHS ENDED JUNE 30,		
	2017–LOW	2017-HIGH	2016
		(estimated)	
(dollars in thousands)			
Net income)	$5,600	$6,000	$ 598
Non-GAAP adjustments:			
Depreciation	550	590	499
Amortization	230	280	272
Interest	530	540	751
EBITDA	6,910	7,410	2,120
Litigation expenses[1]			1,836
Management fees[2]	190	190	181
Adjusted EBITDA	$7,100	$7,600	$4,137

(1) These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company expects litigation expenses to decline in 2017.
(2) Represents fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See "Certain Relationships and Related Party Transactions."

We include Adjusted EBITDA in this prospectus for the reasons as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures." Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations– Non-GAAP Financial Measures." We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Liquidity

As of June 30, 2017, we had approximately $1.1 million of cash and cash equivalents and approximately $37.7 million of debt outstanding.

We have provided a range for the preliminary results described above primarily because our financial closing procedures as of for the three months ended June 30, 2017 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate.

Corporate Information

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC, which we refer to as HoldCo, in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our

THE TRANSACTIONS

The Transactions will be effectuated by a recapitalization agreement by and among PetIQ, HoldCo, the Continuing LLC Owners, the Sponsor Corps and Certain Sponsors (the "Recapitalization Agreement"). See "—Organizational Structure Following This Offering" below for a chart depicting our organizational structure following the consummation of the Transactions and this offering.

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Reclassification

Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps, the Continuing LLC Owners and the Employee Owners. We refer to this capital structure modification as the "Reclassification."

The Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $23.8 million aggregate principal amount of Continuing LLC Owner Preference Notes payable by PetIQ. The Continuing LLC Owners will receive one share of Class B common stock for each LLC Interest they will continue to hold. As a result, the Continuing LLC Owners will retain 8,401,521 LLC Interests and receive 8,401,521 shares of Class B common stock. The Continuing LLC Owners will have the right, subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC interests, along with a corresponding number of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis. See "The Transactions—Exchange Rights." The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,641 LLC Interests sold by the Continuing LLC Owners by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Continuing LLC Owner Preference Notes by approximately $1.6 million. The Continuing LLC Owner Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum.

In addition, the Employee Owners will exchange all of their interests in HoldCo prior to the Reclassification (equal to 419,102 LLC Interests) for 419,102 shares of Class A common stock. The Reclassification will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for 5,615,981 shares of Class A common stock and $28.6 million aggregate principal amount of Certain Sponsor Preference Notes payable by PetIQ (in exchange for the remaining 1,907,858 LLC Interests multiplied $15.00 (the midpoint of the price range listed on the cover page of this prospectus)). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Certain Sponsor Preference Notes by approximately $1.9 million. The Certain Sponsor Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. We refer to these contributions as the "Contributions." The Contributions will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in HoldCo, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco's net income (loss). See "Unaudited Pro Forma Condensed Consolidated Financial Information."

Other than its purchase of LLC Interests with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo's business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo's financial condition could result in PetIQ recognizing a loss.

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.



in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation; or
- changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our equity sponsors and management team, individually or in the aggregate, will have significant influence over us and their respective interests may conflict with yours in the future.

After giving effect to the Transactions, our equity sponsors, Eos, Clarke Capital and Porchlight, will beneficially own approximately 45.4%, 0% and 2.6%, respectively, of our outstanding Class A common stock, approximately 0%, 11.6% and 17.5%, respectively, of our outstanding Class B common stock and approximately 26.4%, 4.8% and 8.8%, respectively, of the total voting power. In addition, after giving effect to the Transactions, our directors and executive officers collectively will own approximately 45.9% of our outstanding Class A common stock, approximately 56.2% of our outstanding Class B common stock and approximately 50.2% of the total voting power. As a result, our equity sponsors and founders have, individually or in the aggregate, the ability to significantly influence all matters submitted to our stockholders for approval, including:

- changes to the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;
- proposed mergers, consolidations or other business combinations; and
- amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock.

In addition, two of our directors (Mark First and James Clarke) are affiliated with our equity sponsors.

This concentration of ownership of shares of our Class A common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our Class A common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. The interests of our equity sponsors may not always coincide with the interests of the other holders of our Class A common stock. This concentration of ownership may also adversely affect our stock price.

In the ordinary course of their business activities, any one of our equity sponsors and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our equity sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Each of our equity sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, any one of our equity sponsors may have an

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $11.48 per share based on the initial public offering price of $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our stock option and equity incentive plans. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have 113,298,250 shares of Class A common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2017 Omnibus Incentive Plan. See "Executive Compensation." Any Class A common stock that we issue, including under the 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 11,701,750 shares of our Class A common stock outstanding. Of the outstanding shares, the 5,666,667 shares sold or issued in this offering (or 6,516,667 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this prospectus. Jefferies LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 11,701,750 shares (or 12,551,750 shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of our equity sponsors will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of 9,599,055 shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, the Continuing LLC Owners and Certain Sponsors hold registration rights for the sale of 8,401,522 and 5,615,981 shares of our Class A common stock, respectively. Once we register these shares, they will be eligible for resale in the public market, subject only to the lock-up agreements described above.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2017 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 1,914,047 shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our Class A common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." In particular, while we are an "emerging growth company" (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an "emerging growth company" after 2016, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation

THE TRANSACTIONS

The Transactions will be effectuated by the Recapitalization Agreement. See "—Organizational Structure Following This Offering" below for a chart depicting our organizational structure following the consummation of the Transactions and this offering. We refer to the consummation of the organizational transactions, including the Contributions and the Reclassification, each as described below, as the "Transactions."

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Reclassification

The equity interests of HoldCo currently consist of seven different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class F and Class P). Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps, the Continuing LLC Owners and the Employee Owners.

The Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $23.8 million aggregate principal amount of Continuing LLC Owner Preference Notes payable by PetIQ. The Continuing LLC Owners will receive one share of Class B common stock for each LLC Interest they will continue to hold. As a result, the Continuing LLC Owners will retain 8,401,521 LLC Interests and receive 8,401,521 shares of Class B common stock. The Continuing LLC Owners will have the right, subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis. See "—Exchange Rights." The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,642 LLC Units sold by the Continuing LLC Owners by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Continuing LLC Owner Preference Notes by approximately $1.6 million. The Continuing LLC Owner Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum.

In addition, the Employee Owners will exchange all of their interests in HoldCo prior to the Reclassification (equal to 419,102 LLC Interests) for 419,102 shares of Class A common stock. The Reclassification will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for of 5,615,981 shares of Class A common stock and $28.6 million aggregate principal amount of Certain Sponsor Preference Notes payable by PetIQ (in exchange for the remaining 1,907,858 LLC interests multiplied by $15.00 (the midpoint of the price range listed on the cover page of this prospectus)). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Certain Sponsor Preference Notes by approximately $1.9 million. The Certain Sponsor Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. The Contributions will be effected prior to the time the Class A common stock is registered under the Securities Act, and prior to the completion of this offering.

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

As a result of the Transactions and this offering, upon completion of this offering:

■ the investors in this offering will collectively own 5,666,667 shares of our Class A common stock (or 6,516,667 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 28.2% of the voting power in the Company (or 31.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

■ Certain Sponsors will collectively own 5,615,981 shares of our Class A common stock, representing 27.9% of the voting power in the Company (or 27.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

■ the Continuing LLC Owners will collectively own 8,401,521 shares of our Class B common stock, representing 41.8% of the voting power in the Company (or 39.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

■ the Employee Owners will collectively own 419,102 shares of our Class A common stock, representing 2.1% of the voting power of the Company (or 2.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If PetIQ authorizes a distribution by HoldCo, the distribution will be made to the members of HoldCo pro rata in accordance with the ownership of their respective LLC Interests.

The holders of LLC Interests will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of HoldCo (as calculated pursuant to the HoldCo Agreement). Net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement in accordance with the ownership of their respective LLC Interests adjusted for their applicable tax obligation. The HoldCo Agreement will provide for cash distributions to the holders of LLC Interests for purposes of funding their tax obligations in respect of the income of HoldCo that is allocated to them. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC Interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in HoldCo, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the VIE accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco's net income (loss). See "Unaudited Pro Forma Condensed Consolidated Financial Information".

Other than its purchase of LLC Units with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo's business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo's financial condition could result in PetIQ recognizing a loss.

Exchange Rights

Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. As a Continuing LLC Owner exchanges LLC Interests, along with a corresponding number of shares of our Class B common stock, for shares of Class A common stock (or receives a cash payment lieu of such Class A common stock), the number of LLC Interests held by PetIQ will be correspondingly increased as it acquires the exchanged LLC Interests and cancels a corresponding number of shares of Class B common stock. See "Certain Relationships and Related Party Transactions—HoldCo Agreement."

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.



100% Class B shares 41.8% voting and 0% economic interest in PetIQ
Continuing LLC Owners (41.8%)
Certain Sponsors (27.9%)
Public (28.2%)
Employee Owners (2.1%)
100% Class A shares 58.2% voting and 100% economic interest in PetIQ
Class B Shares
Class A Shares
Class A Shares
Class A Shares
PetIQ
Sponsor Corps (100%)
New LLC Interests 30.3% economic interest
New LLC Interests
27.9% economic interest
New LLC Interests 41.8% economic interest
HoldCo (100%)
OpCo (100%)
TruRX, LLC (100%)
True Science Holdings, LLC (100%)
M & C USA, LLC (100%)
Tru Prodigy, LLC (100%)
Mark and Chappell Limited (100%)
Mark and Chappell (Ireland) Limited (100%)
Prodex D.O.O. (94%)

USE OF PROCEEDS

The gross proceeds to us from this offering, will be $85.0 million, assuming the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the gross proceeds to us from this offering by approximately $5.7 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our gross proceeds from this offering by approximately $8.5 million, assuming no changes in the assumed initial public offering price per share.

We intend to use the gross proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $52.5 million and (ii) purchase 2,169,167 newly issued LLC Interests from HoldCo at a purchase price per interest equal to $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). The value of the Preference Notes was determined by multiplying the 3,497,500 sold or exchanged by the Continuing LLC Owners and Certain Sponsors, as applicable, by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease, applicable, in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the aggregate amount of the Preference Notes by approximately $3.5 million. The Preference Notes will accrue interest at a rate of two percent per annum and will be due and payable immediately upon the consummation of this offering.

We intend to cause HoldCo to use the proceeds from the sale of the LLC Interests: (i) to pay the underwriting discounts and commissions in connection with this offering, (ii) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (iii) to utilize approximately $22.1 million for general corporate purposes.

In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures LLC at a price per share equal to the initial public offering price per share of Class A common stock. Any remaining proceeds will be used for general corporate purposes.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2017 of:

- OpCo and its subsidiaries on a historical basis;
- PetIQ and its subsidiaries as adjusted to give effect to the Transactions; and
- PetIQ and its subsidiaries on a pro forma basis to give effect to (i) the Transactions, the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and (ii) the application of the estimated net proceeds from the offering as described under "Use of Proceeds."

This information should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2017		
	HISTORICAL OPCO	PETIQ AS ADJUSTED BEFORE OFFERING	PRO FORMA PETIQ
(in thousands, except share and per share data)			
Cash and cash equivalents	$ 1,376	$ 1,376	$ 23,464
Indebtedness:			
Total indebtedness	$47,524	$ 99,986	$ 47,524
Total equity:			
Members' equity	47,219	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 125,000,000 shares authorized, 11,701,750 shares issued and outstanding on a pro forma basis	—	10	12
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 8,401,521 shares authorized, 8,401,521 shares issued and outstanding on a pro forma basis	—	8	8
Additional paid-in capital and accumulated deficit	—	(16,145)	51,226
Accumulated other comprehensive loss	(1,799)	(1,799)	(1,799)
Total members' equity/stockholders' equity	45,420	(17,296)	49,446
Noncontrolling interest	(21)	21,976	28,981
Total equity	45,399	4,049	78,427
Total capitalization	$92,863	$104,035	$125,951

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the gross proceeds to us from this offering by approximately $5.7 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our gross proceeds from this offering by approximately $8.5 million, assuming no changes in the assumed initial public offering price per share.

DILUTION

The Continuing LLC Owners will maintain LLC Interests in HoldCo after the Transactions and this offering. Because the Continuing LLC Owners will not own any Class A common stock or have any right to receive distributions from PetIQ, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than those held by PetIQ through the Sponsor Corps) had their LLC Interests exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether in cash or stock from PetIQ) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the "Assumed Exchange."

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. OpCo's net tangible book value as of March 31, 2017 was $36.9 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions and this offering and the Assumed Exchange. Our pro forma net tangible book value as of March 31, 2017 would have been approximately $69.9 million, or $3.48 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $3.70 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $11.52 per share to investors purchasing shares of Class A common stock in this offering. Similarly, an increase or decrease of 566,667 shares in the number of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma net tangible book value after giving effect to this offering by $7.9 million, or $0.30 per share, and would increase or decrease the dilution in pro forma net tangible book value per share to investors in this offering by $0.30, based on the assumption above.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of March 31, 2017 before giving effect to this offering	$(0.22)	
Increase in net tangible book value per share attributable to investors in this offering	3.70	
Pro forma net tangible book value per share after giving effect to this offering		3.48
Dilution in pro forma net tangible book value per share to investors in this offering		$11.52

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, pro forma net tangible book value per share after giving effect to this offering by $5.3 million, or $0.26 per share, and would increase or decrease the dilution in pro forma net tangible book value per share to investors in this offering by $0.26, based on the assumptions set forth above.

The following table summarizes as of March 31, 2017 on the pro forma basis described above, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by investors in this offering, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the initial public offering price range on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

| | SHARES PURCHASED | | TOTAL CONSIDERATION | | AVERAGE PRICE |
	NUMBER	PERCENT	AMOUNT	PERCENT	PER SHARE
Existing stockholders	6,035,083	51.6%	$ 33,129,698	28.0%	$ 5.49
New investors	5,666,667	48.4	85,000,000	72.0	15.00
Total	11,701,750	100%	$118,129,698	100%	$10.10

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $5.7 million, based on the assumptions set forth above. Similarly, an increase or decrease of 566,667 shares in the number of Class A common stock offered by us as set forth on the cover page of this prospectus would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $8.5 million, based on the assumptions set forth above.

Except as otherwise indicated, the discussion and tables above assume the number of shares offered by us remains the same, no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately 48.1% and purchasers in this offering would own approximately 51.9% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $3.83 per share, and the dilution in the pro forma net tangible book value per share to purchasers in this offering would be $11.17 per share.

The tables and calculations above are based on 11,701,750 shares of Class A common stock outstanding as of March 31, 2017 and assume no exercise by the underwriters of their option to purchase up to an additional 850,000 shares from us. This number excludes, as of March 31, 2017, (i) an aggregate of 1,914,047 shares of Class A common stock reserved for issuance under the 2017 Omnibus Incentive Plan that we intend to adopt in connection with this offering and contains provisions that automatically increase its share reserve each year and (ii) 8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled "The Transactions." The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on January 1, 2016. The unaudited pro forma balance sheet as of March 31, 2017 gives effect to the Transactions and this offering as if the same had occurred on such date.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations for the year ended December 31, 2016 from the audited consolidated financial statements of OpCo for the year ended December 31, 2016 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2017 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2017 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

■ the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;

■ the amendment and restatement of PetIQ's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;

■ the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;

■ the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;

■ the Continuing LLC Owners retaining the remaining LLC Interests;

■ a 1-for-0.23926 stock split of our Class A common stock and Class B common stock; and

■ a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of 20.3% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

■ the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $74.6 based on (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commission but before offering expenses;

■ the repayment of the Preference Notes in the aggregate amount of $52.5 million;

■ the purchase by PetIQ of 5,666,667 newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions;

■ the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ; and

■ a provision for income taxes and deferred taxes reflecting PetIQ as a taxable corporation at an effective rate of 22.2% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The historical consolidated financial position and results of operations of PetIQ have not been presented in the accompanying unaudited pro forma consolidated financial information as PetIQ is a newly incorporated entity as of February 29, 2016, has had no business transactions or activities to date, and had no material assets, liabilities, revenues or expenses during the periods presented in this section. The Transactions and designation of PetIQ as the sole managing member of HoldCo will be accounted for as the combination of entities under common control. HoldCo is the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. As a result, OpCo will be considered our predecessor for accounting purposes. This will result in the presentation of OpCo's historical financial statements as the historical financial statements of PetIQ and PetIQ will account for OpCo's assets and liabilities at their historical carrying amounts.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions and this offering. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions and this offering taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Current assets					
Cash and cash equivalents	$ 1,376		$ 1,376	$ 22,088	$ 23,464
Accounts receivable, net of allowance for doubtful accounts	27,327		27,327		23,327
Inventories	48,054		48,054		48,054
Supplier prepayments	2,561		2,561		2,561
Other current assets	3,041		3,041		3,041
Total current assets	82,359		82,359	22,088	104,448
Property, plant and equipment, net	12,842		12,842		12,842
Restricted cash and deposits	250		250		250
Other non-current assets	2,709		2,709		2,709
Deferred tax assets		11,979[1]	11,979	(90)[1]	11,889
Intangible assets, net of accumulated amortization	3,849		3,849		3,849
Goodwill	4,697		4,697		4,697
Total assets	$106,706	11,979	$118,685	$ 21,998	$140,683
Liabilities and member's equity					
Current liabilities					
Accounts payable	$ 12,502		$ 12,502		$ 12,502
Accrued wages payable	669		669		669
Accrued interest payable	173		173		173
Other accrued expenses	326	867[3]	1,193	82[3]	1,275
Current portion of long-term debt and capital leases	2,541		2,541		2,541
Preference notes		52,462[2]	52,462	(52,462)[2]	—
Total current liabilities	16,211	53,329	69,540	(52,380)	17,160
Non-current liabilities					
Long-term debt	42,990		42,990		42,990
Obligations under capital leases, less current installments	412		412		412
Deferred acquisition liability	1,330		1,330		1,330
Other non-current liabilities	364		364		364
Total non-current liabilities	45,096		45,096		45,096
Commitments and contingencies					
Equity					
Members' equity	47,219	(47,219)[3]			
Class A common stock		10	10	2	12
Class B common stock		8	8		8
Additional paid-in capital and accumulated deficit		(16,145)[1][2][3]	(16,145)	67,371[1][2][3]	51,226
Accumulated other comprehensive (loss)	(1,799)		(1,799)		(1,799)
Total members' equity	45,420	(63,346)	(17,926)	67,396	49,446
Non-controlling interest	(21)	21,997[4]	21,976	7,005[4]	28,981
Total equity	45,399	(41,350)	4,049	74,378	78,427
Total liabilities and equity . . .	$106,706	11,979	$118,685	21,998	$140,683

(1) PetIQ is subject to U.S. federal and state income taxes and will file consolidated income tax returns for US federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C-corporation. As a result of the Transactions approximately $2.7 million of deferred tax assets related to the net operating loss carryforwards currently held by the Sponsor Corps will be recorded by PetIQ. Additionally temporary differences in the book and tax basis of our investment in HoldCo would have resulted in pro forma deferred tax assets of $9.3 million that result from the step up in basis inherent in the purchase of 1,589,642 LLC Interests from the Continuing LLC Owners. As a result of the Offering, a $0.1 million pro forma reduction in the deferred tax asset will be recorded to reflect the further dilution. These adjustments will increase our additional paid-in capital and accumulated deficit. We anticipate that we will account for the income tax effects resulting from future taxable exchanges of LLC Interests of HoldCo for shares of our Class A common stock by recognizing a change in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for the deferred tax assets have been estimated. All of the effects of changes in any of our estimates after the date of the offering will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(2) In connection with the Transactions and immediately prior to this offering, the Company will incur $52.5 million of indebtedness collectively to the Continuing LLC Owners and Certain Sponsors in the form of Preference Notes, in exchange for directly and indirectly acquiring 3,497,500 LLC interests from those Continuing LLC Owners and Certain Sponsors. The Company will use a portion of the offering proceeds to repay and extinguish the preference notes.

(3) As a C-corporation, we will no longer record members' equity in the consolidated balance sheet. To reflect the C-Corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital and accumulated deficit. Additional paid in capital and accumulated deficit initially represents our share of HoldCo's members' equity after allocation to the noncontrolling interest (see footnote 4), less the amount attributed to par value of the common stock, plus the deferred tax adjustments, less pro forma taxes payable, less $52.5 million of Preference Notes.

Additional paid in capital and accumulated deficit for the offering is calculated as the pro forma net proceeds of $74.5 million, less the amount attributable to par value of common stock, and the amount allocated to noncontrolling interests (see footnote 4).

(4) The LLC Interests owned by Continuing LLC Owners will be considered noncontrolling interests for financial reporting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of HoldCo owned by the Continuing LLC Owners, which is approximately 46.8% as adjusted before the offering and 41.8% on a pro forma basis. The noncontrolling interest in the Transaction adjustments is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to the Continuing LLC Owners, subsequently multiplying the remaining $44.0 million of equity by 46.8%, which represents the economic interest the Continuing LLC Owners hold in HoldCo prior to the offering.

Noncontrolling interests associated with the offering is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to maintain the Continuing LLC Owners' capital accounts in HoldCo, and subsequently multiplying the remaining $44.0 million of equity, plus net proceeds to HoldCo of $22.1 million, by 41.8%, which represents the economic interest the Continuing LLC Owners hold in HoldCo after the pro forma tax distribution.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017

(dollars in thousands)	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
Net sales	$67,029		$67,029		$67,029
Cost of sales	54,829		54,829		54,829
Gross profit	12,200		12,200		12,200
Operating expenses					
General and administrative expenses	7,405		7,405		7,405
Operating income	4,795		4,795		4,795
Interest expense	464		464		464
Foreign currency loss, net	49		49		49
Loss on debt extinguishment	—		—		—
Other expense, net	3		3		3
Total other expense, net	516		516		516
Net income before taxes	$ 4,279		$ 4,279		$ 4,279
Provision for income tax [1]		(867)[1]	(867)	(82)[1]	(949)
Net income	4,279	(867)	3,412	(82)	3,330
Net income attributable to noncontrolling interest [2]	2	(2,733)[2]	$ (2,731)	147[2]	$ (2,584)
Net income attributable to member	$ 4,281	(3,600)	$ 681	65	$ 746
Pro forma weighted average shares of Class A common stock outstanding: [3]					
Basic			9,532,582		11,701,750
Diluted [5]			9,532,582		11,701,750
Pro forma net earnings per Class A common share: [4]					
Basic			$ 0.07		$ 0.06
Diluted			$ 0.07		$ 0.06

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.2 and 58.2% economic interest PetIQ holds in Holdco for transactions and offering adjustments, respectively.

[2] The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners' economic interest in HoldCo, adjusted for required tax distributions. See "The Transactions—Resulting Structure." The allocation of net income to the noncontrolling interest is calculated by first allocating $1.4 million associated with pro forma tax distributions that would have been paid to the Continuing LLC Owners based on pre-tax net income, and then allocating 46.8% (after the Transactions) and 41.8% (after the offering) of HoldCo's remaining pre-tax income to the noncontrolling interest holder.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[5] PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted earnings per share.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Net sales	$200,162		$ 200,162		$ 200,162
Cost of sales	167,615		167,615		167,615
Gross profit	32,547		32,547		32,547
Operating expenses					
General and administrative expenses	31,845		31,845		31,845
Operating income	702		702		702
Interest expense	3,058		3,058		3,058
Foreign currency loss, net	24		24		24
Loss on debt extinguishment	1,681		1,681		1,681
Other income, net	(666)		(666)		(666)
Total other expense, net	4,097		4,097		4,097
Net loss before taxes	$ (3,395)		$ (3,395)		$ (3,395)
Provision for income tax		691[1]	691	65[1]	756
Net loss	(3,395)	691	(2,704)	65	(2,639)
Net income attributable to noncontrolling interest	$ 3	$(1,581)[2]	$ (1,578)	171[2]	$ (1,407)
Net loss attributable to member	$ (3,398)	$ 2,272	$ (1,126)	(106)	$ (1,232)
Pro forma weighted average shares of Class A common stock outstanding: [3]					
Basic			9,532,582		11,701,750
Diluted [5]			9,532,582		11,701,750
Pro forma net loss per Class A common share: [4]					
Basic			(0.12)		$ (0.10)
Diluted [5]			(0.12)		$ (0.10)

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.4% and 58.5% economic interest PetIQ holds in Holdco for transaction and offering Adjustments, respectively.

[2] The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners' economic interest in HoldCo, adjusted for required tax distributions. See "The Transactions—Resulting Structure." The allocation of net income to the noncontrolling interest is calculated by first allocating $1.4 million associated with pro forma tax distributions that would have been paid to the Continuing LLC Owners based on pre-tax net income, and then allocating 46.8% (after the Transactions) and 41.8% (after the offering) of HoldCo's remaining pre-tax income to the noncontrolling interest holder.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[5] PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted loss per share.

The following table sets forth material payments and the value of any equity to be received by each of our directors, executive officers or holders of 5% or more of our voting securities in connection with the offering:

	CONTRIBUTIONS		RECLASSIFICATION	
	CERTAIN SPONSOR PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS A COMMON STOCK [2]	CONTINUING LLC OWNER PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS B COMMON STOCK [3]
5% Stockholders				
EOS Funds [4]	$27,646,611	$79,672,845	$ —	$ —
Clarke Capital Entities [5]	—	—	8,740,402	14,624,288
Porchlight Entities [6]	971,257	4,566,885	4,698,304	22,097,509
True Science Founders, LLC [7]	—	—	—	33,896,400
Executive Officers and Directors				
McCord Christensen [8][11]	—	—	2,000,000	13,143,615
John Newland	—	967,260	—	—
Scott Adcock [10][11]	—	—	2,000,000	13,143,615
Mark First [4]	27,646,611	79,672,845	—	—
Gary Michael	—	—	—	—
James Clarke [5][9]	—	—	8,740,402	37,648,590
Ronald Kennedy [7]	—	—	3,999,995	6,881,790

[1] The value of the Preference Notes was determined by multiplying the number of LLC Interests sold or contributed by the Continuing LLC Owners and Certain Sponsors, as applicable, by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease, applicable, in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the aggregate amount of the Preference Notes by approximately $3.5 million. The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will use the proceeds of this offering to repay the Preference Notes. See "Use of Proceeds" and "— Preference Notes."

[2] The value of the shares of Class A common stock assumes that the shares are offered at $15.00 per share (the midpoint of the price ranged listed on the cover page of this prospectus).

[3] Each Continuing LLC owner will receive one share of Class B common stock for each LLC Interest it owns. As a result, the value of the LLC Interests correlates to the value of the Class B common stock owned by each Continuing LLC Owner. The Class B common stock is not freely tradeable and there will be no market for such shares. Accordingly, the value of the Class B common stock assumes that the shares are converted into shares of Class A common stock and that the Class A common stock is offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus).

[4] Includes $23,269,217 aggregate principal amount of Certain Sponsor Preference Notes and $67,057,965 value of 4,470,531 shares of Class A common held by Eos Capital Partners IV, L.P. and $4,377,394 aggregate principal amount of Certain Sponsor Preference Notes and $12,614,880 value of 840,992 shares of Class A common stock held by Eos Partners, L.P. (collectively, the "Eos Funds"). Mr. First is the Managing Director of Eos Management.

[5] Includes $1,250,001 aggregate principal amount of Continuing LLC Owner Preference Notes and $693,030 value of 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, $6,874997 aggregate principal amount of Continuing LLC Owner Preference Notes and $3,811,620 value of 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, $167,348 aggregate principal amount of Continuing LLC Owner Preference Notes and $2,396,415 value of 159,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, $100,001 aggregate Principal amount of Continuing LLC Owner Preference Notes and $1,432,005 value of 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, $348,055 aggregate principal amount of Continuing LLC Owner Preference Notes and $3,950,325 value of 263,353 shares of Class B common stock held by Labore et Honore LLC and $2,340,900 value of 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). Mr. Clarke is the Manager of the Clarke Capital Entities.

[6] Includes $4,552,316 aggregate principal amount of Continuing LLC Owner Preference Notes and $21,410,055 value of 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), $971,257 aggregate principal amount of Certain Sponsor Preference Notes and $4,566,885 value of 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership ("Consumer Fund") and $145,988 aggregate principal amount of Continuing LLC Owner Preference Notes and $687,450 value of 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Consumer Fund, the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership.

[7] True Science Founders, LLC ("Founders") is primarily owned by current and former employees of the Company. Includes $33,896,400 value of 2,259,760 shares of Class B common stock, which represents Mr. Kennedy's interest in the Class B common stock owned by Founders. Mr. Kennedy is the Manager of Founders.

[8] Includes $2,000,000 aggregate principal amount of Continuing LLC Owner Preference Notes and $13,143,615 value of 876,241 shares of Class B common stock held by Christensen Ventures, LLC. Does not include $499,947 aggregate principal amount of

Continuing LLC Owner Preference Notes and $277,185 value of 18,479 shares of Class B common representing Mr. Christensen's proportionate ownership interest in Christensen Series F LLC, an entity that Mr. Christensen is not the manager of and over which he does not have voting or investment control.

(9) Includes $15,826,845 value of 1,055,123 shares of Class B common stock held by the JNC 101 Trust, $3,598,740 value of 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 and $3,598,740 value of 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012.

(10) Includes 2,000,000 aggregate principal amount of Continuing LLC Owner Preference Notes and $13,143,615 value of 876,241 shares of Class B common stock held by Adcock Ventures, LLC.

(11) In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures, LLC at a price per share equal to the initial public offering price per share of Class A common stock, thereby reducing the value of Class B common stock held by such holders.

HoldCo Agreement

In connection with the Transactions, we and the Continuing LLC Owners, which include Clarke Capital, the Porchlight Entities (other than HCF Blocker), McCord Christensen, John Newland, Scott Adcock, James Clarke and Ronald Kennedy, Sponsor Corps (the Eos Funds and HCF Blocker) and the Employee Owners will enter into HoldCo's sixth amended and restated limited liability company agreement, which we refer to as the "HoldCo Agreement." See "Principal Stockholders." As a result of the Transactions and this offering, we will hold LLC Interests in HoldCo directly and indirectly through the Sponsor Corps and will be the sole managing member of HoldCo. Accordingly, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its operating subsidiaries, conduct our business. The operations of HoldCo, and the rights and obligations of the holders of LLC Interests, will be set forth in the HoldCo Agreement.

Appointment as Sole Managing Member. Under the HoldCo Agreement, we will become a member and the sole managing member of HoldCo. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of HoldCo without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of HoldCo and the day-to-day management of HoldCo's business. Pursuant to the terms of the HoldCo Agreement, we cannot, under any circumstances, be removed as the sole managing member of HoldCo except by our election.

Compensation. We will not be entitled to compensation for our services as the sole managing member. We will be entitled to reimbursement by HoldCo for fees and expenses incurred on behalf of HoldCo, including all expenses associated with this offering and maintaining our corporate existence.

Reclassification. The HoldCo Agreement reclassifies the units currently held by the existing members of HoldCo into a new single class of common membership units, which we refer to as the "LLC Interests." Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of HoldCo.

Distributions. The HoldCo Agreement will require "tax distributions," as that term is defined in the HoldCo Agreement, to be made by HoldCo to its "members," as that term is defined in the HoldCo Agreement. Tax distributions will be made when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of HoldCo, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. Tax distributions for us will be computed based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco. Tax distributions for all other holders of LLC Interests will be computed by multiplying their respective allocable share of net taxable income by the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). The tax rate used to determine tax distributions to holders of LLC Interests other than us will apply regardless of the actual final tax liability of any member. The HoldCo Agreement will also allow for distributions to be made by HoldCo to its members on a pro rata basis. We expect HoldCo may make cash distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses. Tax distributions are not treated as advances of other distributions provided for under the HoldCo Agreement.

LLC Interest Exchange Right. Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments purposes against all claims, liabilities and expenses of whatever nature relating to HoldCo's, PetIQ's (as the sole managing member) or such other person's obligation to withhold and to pay over, or otherwise to pay, any withholding or other taxes payable by HoldCo, PetIQ (as the sole managing member) or any of their affiliates with respect to such member or as a result of such member's ownership of LLC Interests, transfer of LLC Interests (including by exchange) or participation in HoldCo.

Additionally, the HoldCo Agreement provides that HoldCo will, to the fullest extent permitted by law, indemnify and hold harmless any member, officer or tax matters member, in its capacity as such, who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative, or any appeal, inquiry or investigation of the foregoing, against all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees and expenses) actually incurred by such person in connection with any such proceeding, appeal, inquiry or investigation, if such person acted in "good faith," as that term is defined in the HoldCo Agreement. PetIQ, as the sole managing member, must consent to any indemnification claims, which claims could involve indemnification for negligence or under theories of strict liability.

Amendments. The HoldCo Agreement may be amended with the consent of the sole managing member. Notwithstanding the foregoing, no amendment to the HoldCo Agreement will be effective with respect to a Continuing LLC Owner that does not vote in favor thereof if such amendment would materially and adversely affect the rights of such Continuing LLC Owner other than on a pro rata basis with the other Continuing LLC Owners unless if more than one holder is so effected and such amendment is approved by a majority of the affected holders.

No amounts have been paid or are payable to the Continuing LLC Owners in connection with the HoldCo Agreement.

Registration Rights Agreement

In connection with the Transactions, we intend to enter into a registration rights agreement with the Continuing LLC Owners and Certain Sponsors, which include certain of our directors, officers and 5% stockholders. The registration rights agreement will provide Certain Sponsors with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to Certain Sponsors and the Continuing LLC Owners of our intention to effect such a registration and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of LLC Interests together with shares of Class B common stock for shares of Class A common stock by certain Continuing LLC Owners from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the registration rights agreement. The registration rights agreement will include customary indemnification provisions in favor of the Continuing LLC Owners and Certain Sponsors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

No amounts have been paid or are payable to the Continuing LLC Owners and Certain Sponsors in connection with the Registration Rights Agreement.

Preference Notes

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for Certain Sponsor Preference Notes in an aggregate amount of $28.6 million and an aggregate of 5,615,981 shares of Class A common stock. The value of the Certain Sponsor Preference Notes was determined by multiplying 1,907,858 LLC Units contributed by the Sponsor Corps to PetIQ by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Certain Sponsor Preference Notes by approximately $1.9 million. In addition, the Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $23.8 million aggregate principal amount of Continuing LLC Owner Preference Notes. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,642 LLC Units sold by the Continuing LLC Owners by $15.00 (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the amount of the Continuing LLC Owner Preference Notes by approximately $1.6 million. The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will repay the Preference Notes with the proceeds of this offering.

Indemnification Agreements with Directors and Officers

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors and officers, which will provide indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. No amounts have been paid or are payable pursuant to the indemnification agreements.

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. The policy, effective upon the closing of this offering, will cover any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Class A common stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party. All related party transactions must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved or will be ratified by our board of directors prior to the completion of the offering.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING			SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING				TOTAL VOTING POWER AFTER THE OFFERING	
	NUMBER	PERCENTAGE	PERCENTAGE	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE	PERCENTAGE	PERCENTAGE
	(WITH AND WITHOUT OPTION)	(NO OPTION)	(WITH OPTION)	(NO OPTION)		(WITH OPTION)		(NO OPTION)	(WITH OPTION)
5% Stockholders									
Eos Funds [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Clarke Capital Entities [2]	—	—%	—%	974,952	11.6%	974,952	11.8%	4.8%	4.7%
Porchlight Entities [3]	304,459	2.6%	2.4%	1,473,767	17.5%	1,473,167	17.8%	8.8%	8.5%
True Science Founders, LLC [4]	—	—%	—%	2,259,760	26.9%	2,259,760	27.3%	11.2%	10.9%
Named Executive Officers and Directors									
McCord Christensen [5]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
John Newland	64,484	*%	*%	—	—%	—	*%	*%	*%
Scott Adcock [6]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
Mark First [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Gary Michael	—	—%	—%	—	—%	—	—%	—%	—%
James Clarke [2][7]	—	—%	—%	2,509,906	29.9%	2,509,906	30.4%	12.5%	12.1%
Ronald Kennedy [4][8]	—	—%	—%	458,786	5.5%	458,786	5.5%	2.3%	2.2%
All Executive Officers and Directors as a Group (7 persons)	5,376,007	45.9%	42.8%	4,721,174	56.2%	4,587,840	55.5%	50.2%	47.9%

* Represents beneficial ownership of less than 1%.

[1] Includes 4,470,531 shares of Class A common stock held by Eos Capital Partners IV, L.P. and 840,992 shares of Class A common stock held by Eos Partners, L.P., which are affiliates (collectively, the "Eos Funds"). As Managing Director of Eos Management, Mr. First has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the stock owned by the Eos Funds. The principal business address for the Eos Funds is 320 Park Avenue, 9th Floor, New York, NY 10022.

[2] Includes 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, 139,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, 263,353 shares of Class B common stock held by Labore et Honore LLC and 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. The principal business address for Clarke Capital is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.

[3] Includes 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership ("Consumer Fund") and 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Blocker Corp., the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership. The principal business address for the Porchlight Entities is 20 William Street, Suite 115, Wellesley, MA 02481.

(4) True Science Founders, LLC is primarily owned by current and former employees of the Company. Includes 297,081 shares of Class B common stock, which represents Mr. Kennedy's interest in Class B common stock owned by True Science Founders, LLC ("Founders"). As the Manager of Founders, Mr. Kennedy has voting and investment control over and may be considered the beneficial owner of all stock owned by Founders.

(5) Includes 876,241 shares of Class B common stock held by Christensen Ventures, LLC. Mr. Christensen is the manager of Christensen Ventures, LLC and has voting and investment control over the shares of Class B common stock held by the Christensen Ventures, LLC. Does not include 18,479 shares of Class B common stock representing Mr. Christensen's proportionate ownership interest in Christensen Series F LLC, an entity that Mr. Christensen is not the manager of and over which he does not have voting or investment control.

(6) Shares held by Adcock Ventures, LLC. Mr Adcock is the manager of Adcock Ventures, LLC and has voting and investment control over the shares of Class B common stock held by Adcock Ventures, LLC.

(7) Includes 1,055,123 shares of Class B common stock held by The JNC 101 Trust of which Andrea Clarke, the wife of Mr. Clarke is the trustee, 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 of which Mrs. Clarke is the trustee and 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012 of which Mr. Clarke is the trustee.

(8) Includes 161,705 shares of Class B common stock held by Kennedy Family Investments, LLC, the manager of which is Mr. Kennedy.

PETIQ, LLC

Consolidated Statements of Comprehensive Loss
Years ended December 31,
(dollars in thousands)

	2016	2015
Net sales	$ 200,162	$205,687
Cost of sales	167,615	166,529
Gross profit	32,547	39,158
Operating expenses		
General and administrative expenses	31,845	35,588
Operating income	702	3,570
Interest expense	3,058	3,545
Foreign currency loss (gain), net	24	(75)
Loss on debt extinguishment	1,681	1,449
Other (income) expense, net	(666)	—
Total other expense, net	4,097	4,919
Net loss	(3,395)	(1,349)
Net income (loss) attributable to noncontrolling interest	3	(7)
Net loss attributable to member	$ (3,395)	$ (1,342)
Comprehensive loss		
Net loss	$ (3,395)	$ (1,349)
Foreign currency translation adjustment	(1,898)	(515)
Comprehensive loss	(5,293)	(1,864)
Comprehensive income (loss) attributable to noncontrolling interest	3	(7)
Comprehensive loss attributable to member	$ (5,296)	$ (1,857)
Unaudited pro forma financial information (note 11)		
Historical loss before taxes	$ (3,398)	
Pro forma provision for income taxes	756	
Pro forma net loss	(2,639)	
Pro forma net loss attributable to noncontrolling interest	(1,407)	
Pro forma net loss attributable to member	(1,232)	
Pro forma net loss per share		
Basic	$ (0.10)	
Diluted	$ (0.10)	
Pro forma weighted average shares of Class A common stock outstanding		
Basic	11,701,750	
Diluted	11,701,750	

See accompanying notes to the consolidated financial statements